                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    Under The Securities Exchange Act Of 1934


                                 AMENDMENT NO. 3



                                   LANCE, INC.
                                ----------------
                                (Name Of Issuer)



                         $.83-1/3 PAR VALUE COMMON STOCK
                         -------------------------------
                         (Title Of Class Of Securities)



                                  514606 10 2
                                 -------------
                                 (CUSIP Number)



                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 9, 1997
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: This Amendment No. 3 amends and restates the Schedule 13D of Nan Davis Van Every dated August 10, 1990 pursuant to rule 13d-2(c).


                                 (Page 1 of 6)

------------------------                                ------------------------
 CUSIP No. 514606 10 2                 13D                 Page 2 of 6 Pages
------------------------                                ------------------------


========== =====================================================================
    1      NAME OF REPORTING PERSON                          Nan Davis Van Every
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]


                                                                   (b)  [ ]


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*                                             OO


---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        UNITED STATES OF AMERICA

---------------- -------- ------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                                                              65,074
 BENEFICIALLY    -------- ------------------------------------------------------
 OWNED BY EACH      8     SHARED VOTING POWER
   REPORTING                                                                 0
  PERSON WITH    -------- ------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                                                                        65,074
                 -------- ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                             0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        65,074
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    Less than 1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                                                                         IN
========== =====================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c) The name of the reporting person is Nan Davis Van Every. The residence address of Mrs. Van Every is 6001 Pelican Bay Boulevard, Naples, Florida 34108. Mrs. Van Every is not currently employed.

                  (d) During the past five years, Mrs. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mrs. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mrs. Van Every is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mrs. Van Every initially acquired 1,297,920 shares of the Common Stock (the "Inherited Shares") under the will dated April 7, 1987 of her husband, Salem A. Van Every, Jr. who died on May 27, 1990 as the sole trustee under the marital trust created under his will. Since Mrs. Van Every became the beneficial owner on June 29, 1990, upon her qualification as trustee of the marital trust, no funds or other consideration were used in the acquisition of the Inherited Shares. The Inherited Shares are no longer subject to the marital trust and prior to December 9, 1997 were held in the Nan Davis Van Every Revocable Trust, dated April 1, 1992 (the "Revocable Trust").

                  In addition, Mrs. Van Every also beneficially owns 347,947 shares of Common Stock (the "Other Shares"), of which 21,142 shares, taking into account stock splits and stock dividends, were given to her by the Decedent, with the balance purchased by her through the Issuer's dividend reinvestment plan, privately negotiated transactions or through brokers. Mrs. Van Every has used her personal funds in making such purchases. Mrs. Van Every beneficially owns 32,474 of these Other Shares in her capacity as trustee of several trusts (the "Family Trusts") established for the benefit of her children.

                  On December 9, 1997, Mrs. Van Every transferred from the Revocable Trust an aggregate of 1,580,793 shares of Common Stock (the "Transferred Shares"), to two separate irrevocable trusts (the "Irrevocable Trusts") with substantially the same terms except with different trustees.

                  At this time, the source and amount of funds that Mrs. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mrs. Van Every. Future purchases, if any, Mrs. Van

Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends or through personal funds of Mrs. Van Every.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Since Mrs. Van Every is the beneficial owner of the Inherited Shares not by purchase but by operation of law, she became such a beneficial owner without motive or purpose. Mrs. Van Every acquired beneficial ownership of the Other Shares either by gift without purpose or by purchase for investment. Mrs. Van Every intends to hold the Common Stock reported herein for investment, subject to the terms of the Irrevocable Trusts and the Family Trusts as described herein.

                  Mrs. Van Every intends to evaluate the business and prospects of the Issuer and depending on her evaluation, other investment opportunities, market conditions and other factors as she may deem material, Mrs. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan, in private transactions or otherwise, or she may dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

                  As the grantor of the Irrevocable Trusts, Mrs. Van Every has not retained any investment power to dispose or direct the disposition of the Transferred Shares or to vote or direct the voting of the Transferred Shares. All such dispositive and voting power is vested with the trustee of each Irrevocable Trust with respect to the Transferred Shares held therein. Salem Lance Every, Mrs. Van Every's stepson, serves as trustee of one Irrevocable Trust which holds 1,294,295 of the Transferred Shares. James D. Tomlinson, Mrs. Van Every's son, serves as trustee of the second Irrevocable Trust which holds 286,498 of the Transferred Shares.

                  Under the terms of each Irrevocable Trust the beneficial ownership of the Transferred Shares may be transferred upon their respective dates of termination. Upon the death of Mrs. Van Every, the Irrevocable Trusts will terminate and their assets will be transferred to the Revocable Trust or, if such trust is not existing, to the estate of Mrs. Van Every. In addition, each Irrevocable Trust will terminate automatically with respect to any assets held in it for a period of four months. Such automatic termination will occur on April 9, 1998 with respect to any Transferred Shares then remaining in each Irrevocable Trust. Upon such automatic termination, the assets will then be transferred to the Revocable Trust or, if such trust is not existing, to Mrs. Van Every.

                  Mrs. Van Every beneficially owns 31,000 shares of Common Stock subject to an option held by Salem Lance Van Every to acquire such shares. The option became exercisable on January 31, 1997.

                  Except as set forth in this Item 4, Mrs. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of the Common Stock beneficially owned by Mrs. Van Every pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 65,074, which constitutes less than 1% of the outstanding shares of the Common Stock.

                  (b) The 65,074 shares of Common Stock reported herein are beneficially owned by Mrs. Van Every either directly by Mrs. Van Every or in her capacity as trustee under the Family Trusts. Mrs. Van Every has the sole investment power to dispose or direct the disposition of these shares and she has the sole voting power to vote or direct the voting of these shares.

                  (c) Mrs. Van Every disposed of 3,625 shares of Common Stock by gift on December 9, 1997. In addition, she purchased 500 shares of other Common Stock in a private transaction on November 11, 1997 for $25 per share.

                  (d) No person other than Mrs. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mrs. Van Every, except as follows:

                           (i) the trustee of each respective Irrevocable Trust
has certain discretion to distribute for the benefit of Mrs. Van Every, during her lifetime, and another beneficiary, the net income and principal thereof, including dividends and proceeds from the sale of the Transferred Shares, described in Item 5(b)(ii), under the terms of the Irrevocable Trusts.

                           (ii) the beneficiaries under the Family Trusts have
certain rights to receive dividends from, or the proceeds from the sale of, the shares of the Common Stock, described in Item 5(b)(i), held by such Family Trusts.

                  (e) This item is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 regarding (i) the transfer of the Transferred Shares upon termination of each Irrevocable Trust and (ii) certain shares held subject to an option agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A.  Nan Davis Van Every Florida Intangible Tax Trust
                              dated December 9, 1997.

                  Exhibit B.  Nan Davis Van Every Intangible Tax Trust dated
                              December 9, 1997.

                  Exhibit C.  Letter Agreement dated July 22, 1996 between
                              Nan D. Van Every and S. Lance Van Every
                              (Previously filed as Exhibit C to Amendment
                              No. 1 of this Schedule 13D and incorporated herein by reference).

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Nan Davis Van Every                             December 29, 1997
-----------------------
Nan Davis Van Every

                                                                       EXHIBIT A
                               NAN DAVIS VAN EVERY
                          FLORIDA INTANGIBLE TAX TRUST

                  THIS AGREEMENT, dated December 9, 1997, between NAN DAVIS VAN EVERY, of Naples, Florida (hereinafter called the "Grantor"), and SALEM LANCE VAN EVERY, of Charlotte, North Carolina (hereinafter called the "Trustee"),

                              W I T N E S S E T H:

                  The Grantor hereby delivers and assigns to the Trustee the property specified in Schedule A hereto annexed, the receipt of which is hereby acknowledged by the Trustee, which agrees to hold the same, in trust, together with any property added to the trust estate, as follows:

                  ARTICLE I.: DISTRIBUTION OF TRUST FUNDS DURING THE GRANTOR'S
                              LIFETIME.

                  A. Income Distributions. The Trustee shall pay or apply all or any part of the net income of this trust to or for the benefit of the Grantor, during the Grantor's lifetime, that the Trustee in its discretion considers advisable. Any undistributed income shall be added to principal. The Trustee shall allocate all capital gains and/or losses to income.

                  B. Trustee Power of Appointment. The Trustee may at any time, during the Grantor's lifetime, distribute all or any part of the trust principal to, or in trust for the benefit of the Grantor and HEINEMAN MEDICAL RESEARCH CENTER, of Charlotte, North Carolina, upon such estates or conditions, in such manner, and at such time or times as the Trustee shall direct and appoint in writing specifically referring to and exercising this power; provided, however, that this power shall not be exercisable to any extent for the benefit of the Trustee, the Trustee's estate, the Trustee's creditors or the creditors of the Trustee's estate.

                  In exercising its discretion, the Trustee shall give first consideration to the Grantor and then to HEINEMAN MEDICAL RESEARCH CENTER.

                  ARTICLE II.: PARTIAL AND FULL TERMINATION OF TRUST. Upon the first to occur of the following events, the Trustee shall distribute each particular asset received by the Trustee (or the traceable proceeds of such asset) as hereinafter provided:

                  A. Upon the day occurring four (4) months after the actual date of receipt by the Trustee of each particular asset, the Trustee shall distribute such asset (or the traceable proceeds of such asset), if not previously effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Grantor.

                  B. Upon the death of the Grantor, the Trustee shall distribute any and all undistributed income and principal of this trust not effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Personal Representative of the Grantor's estate, to be disposed of as part of the Grantor's estate.

                  C. Notwithstanding the foregoing provisions of this Article, the Trustee shall retain the assets initially listed on Schedule A attached hereto until the date of the Grantor's death.

                  ARTICLE III.: APPOINTMENT OF TRUSTEES. If SALEM LANCE VAN EVERY ceases to act as Trustee, JAMES DAVIS TOMLINSON, currently of Raleigh, North Carolina, is appointed as Trustee, to act together with any other then acting Trustee.

                  Any individual Trustee shall be considered removed at such time as such Trustee is unable to manage the Trustee's affairs.

                  For purposes of this Agreement, an individual Trustee shall be considered to be unable to manage the Trustee's affairs if such individual is under a legal disability or by reason of mental illness or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to the inability shall be made in writing by a physician who has examined such individual, and the Trustee may rely upon such written determination.

                  Any individual Trustee may at any time appoint such Trustee's successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for such Trustee's successor.

                  Notwithstanding any provisions in this Agreement to the contrary, no individual who is a resident of the State of Florida, and no corporation doing business in, or qualified to do business in, the State of Florida may serve as Trustee of this Trust.

                  Any individual Trustee who is or becomes a resident of the State of Florida, or any corporate Trustee which does business in the State of Florida or becomes qualified to do business in the State of Florida, shall cease to act as a Trustee at such time.

                  If at any time there is no Trustee and the foregoing provisions of this Agreement do not effectively provide for a successor Trustee, the Grantor may appoint one or more successor Trustees.

                  The Grantor may not serve as Trustee.

                  Any fiduciary is authorized to resign at any time without court approval.

                  The resignation, appointment, or revocation of appointment may be made by the person authorized to take such action by delivery of an acknowledged instrument to the Trustee then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust.

                  Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred.

                  Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any legally incapacitated person holding such power.

                  ARTICLE IV.: ADMINISTRATIVE AND TAX PROVISIONS.

                  A. Irrevocable Trust. This Agreement and any trust created hereunder shall be irrevocable and shall not be subject to alteration or amendment in any respect.

                  B. Additions to Trust. Any person may add property to the trust estate by lifetime gift or by transfer taking effect at death, provided such property is acceptable to the Trustee.

                  C. Situs of Trust Property. No Trustee shall invest in real property having a situs in the State of Florida.

                  D. Requirement of Survival. No beneficiary shall be considered to have survived the event terminating any trust and be entitled to any trust funds on that event unless such beneficiary survives for at least ninety (90) days after that event.

                  E. Distributions to Minors. If the Trustee is authorized or required to distribute trust funds to a beneficiary who is then a minor, and the Trustee does not believe that an immediate distribution is in the beneficiary's best interests, it may instead distribute such property to any adult caring for the beneficiary or to the beneficiary's Guardian or Custodian under a Uniform Gifts to Minors Act or Uniform Transfers to Minors Act. In the alternative, the Trustee may hold and invest such property as a separate fund for such beneficiary, and accumulate income or pay or apply any part of the fund to or for the beneficiary's benefit from time to time, as it considers advisable. Any accumulated income shall be added to principal annually. When the beneficiary becomes an adult, the Trustee shall distribute the fund to the beneficiary. If the beneficiary dies before becoming an adult, the Trustee shall distribute the fund to the beneficiary's legal representative.

                  F. Permissible Use of Trust Funds. Upon the death of the Grantor, the Trustee may in its discretion purchase property from the Grantor's estate, make loans to the Grantor's estate, and guarantee the obligations of the Grantor's estate and pledge trust property as security therefor upon whatever terms and in whatever manner and with whatever security the Trustee considers advisable. This provision shall not give either the Grantor or the Grantor's estate any right or authority over trust property.

                  G. Governing Law. The validity, construction and administration of this Agreement and any trust hereunder shall be governed by the laws of Florida.

                  H. Consideration of Other Income of Beneficiaries. In exercising discretion to distribute trust funds to any beneficiary, the Trustee may (but shall not be required to) take into consideration any other income reasonably available to such beneficiary.

                  I. Informal Accountings. The Trustee may provide to the Grantor, or, after the Grantor's death, to each legally competent eligible income beneficiary and presumptive remainderman (or the parent or Guardian of the estate of any such minor or incompetent person), statements of trust transactions at such time and in such form as it considers advisable. If all such persons give written approval of the statement, it shall be final, binding and conclusive on all persons interested in the trust.

                  J. Investment Counsel. The Trustee may employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of the Trustee. The Trustee may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent the Trustee follows the advice of such counsel the Trustee shall not be liable for any action taken, except in the case of willful misconduct.

                  Notwithstanding the foregoing provisions of this section J, no investment counsel which is a resident of the State of Florida, doing business in the State of Florida, or qualified to do business in the State of Florida, shall have the discretionary authority to make decisions relating to the retention, sale, purchase, investment or reinvestment of securities or other property.

                  K. Trustee Relieved From Liability. No individual Trustee shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by the Trustee or by any agent or attorney employed by the Trustee, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

                  L. Successor Trustee. No Trustee has a duty to examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

                  M. Delegation. Any Trustee may delegate to the other Trustees the right to exercise any power (discretionary, administrative or otherwise), and may revoke the delegation at any time, by delivery of an acknowledged instrument to such other Trustees.

                  N. Powers of Appointment. Any power of appointment created under this Agreement may be exercised only by an express reference to the power which includes the name of the Grantor. A person exercising a power of appointment may appoint trust funds outright or in trust. The choice of terms, Trustees and jurisdiction of any trust shall be entirely within the discretion of the person having the power of appointment, except to the extent otherwise expressly provided in this Agreement. No power of appointment shall be exercisable by a beneficiary over any property or its proceeds added to a trust by means of a disclaimer by such beneficiary.

                  O. Management Powers of Trustee. Without limitation of the powers conferred upon it by law but subject to the foregoing terms of this Agreement, the Trustee is authorized:

                  (1) To retain, acquire, or sell any property (including any discretionary common trust fund of any corporate fiduciary acting under this Agreement, covered and uncovered stock options, and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options; (3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes) without court order; (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans; (9) to extend, renew or renegotiate the Grantor's loans or guarantees; (10) to employ attorneys, accountants, investment counsel, custodians and brokers to assist in the administration of trust property; (11) to vote and give proxies to vote shares of stock; (12) to make joint investments in property, real or personal; (13) to divide any trust into separate trusts; and (14) if there is more than one trust established under this Agreement, to administer such trusts as a single fund.

                  ARTICLE V.: IDENTIFICATION OF TRUST. This Trust Agreement may be referred to as the "Nan Davis Van Every Florida Intangible Tax Trust dated 12/9/97."

                  IN WITNESS WHEREOF, NAN DAVIS VAN EVERY, the Grantor, has hereunto set the Grantor's hand and seal as of the 9th day of December, 1997.



                                             /s/  Nan Davis Van Every
                                             -----------------------------------
                                             NAN DAVIS VAN EVERY
                                             Grantor

                  SIGNED, SEALED, PUBLISHED and DECLARED by NAN DAVIS VAN EVERY, the Grantor, as and for the Nan Davis Van Every Florida Intangible Tax Trust dated 12/9/97, in the presence of us and each of us, who, at the Grantor's request, in the Grantor's presence and in the presence of each other, have hereunto subscribed our names as witnesses on the day and in the year first above written.



/s/  Peggy B. Harrington            of      329 Kimmswick Road, Charlotte, NC
------------------------                    ------------------------------------
Signature of Witness #1                     Address of Witness #1


/s/  Carolyn M. DeYoung             of      9701 Markus Drive, Charlotte, NC
------------------------                    ------------------------------------
Signature of Witness #2                     Address of Witness #2


STATE OF NORTH CAROLINA    )
                           )  ss:
COUNTY OF MECKLENBURG      )

                  The foregoing instrument was acknowledged before me this 9th day of December, 1997, by NAN DAVIS VAN EVERY, who is personally known to me or who has produced a driver's license as identification.


                                            /s/  Beth B. Tatum
                                            ------------------------------------
                                            Notary Public
My Commission Expires:  10-9-98


                  IN WITNESS WHEREOF, SALEM LANCE VAN EVERY, the Trustee, has hereunto set the Trustee's hand and seal as of the 9th day of December, 1997.



                                             /s/  Salem Lance Van Every
                                             -----------------------------------
                                             SALEM LANCE VAN EVERY
                                             Trustee

STATE OF NORTH CAROLINA     )
                            )  ss:
COUNTY OF MECKLENBURG       )

                  The foregoing instrument was acknowledged before me this 9th day of December, 1997, by SALEM LANCE VAN EVERY, who is personally known to me or who has produced a driver's license as identification.



                                              /s/  Beth B. Tatum
                                              ----------------------------------
                                              Notary Public
My Commission Expires:  10-9-98

                                   SCHEDULE A


FIVE DOLLARS............................................................$5.00

                                                                       EXHIBIT B
                               NAN DAVIS VAN EVERY
                              INTANGIBLE TAX TRUST

                  THIS AGREEMENT, dated December 9, 1997, between NAN DAVIS VAN EVERY, of Naples, Florida (hereinafter called the "Grantor"), and JAMES DAVIS TOMLINSON, of Raleigh, North Carolina (hereinafter called the "Trustee"),

                              W I T N E S S E T H:

                  The Grantor hereby delivers and assigns to the Trustee the property specified in Schedule A hereto annexed, the receipt of which is hereby acknowledged by the Trustee, which agrees to hold the same, in trust, together with any property added to the trust estate, as follows:

                  ARTICLE I.: DISTRIBUTION OF TRUST FUNDS DURING THE GRANTOR'S
                              LIFETIME.

                  A. Income Distributions. The Trustee shall pay or apply all or any part of the net income of this trust to or for the benefit of the Grantor, during the Grantor's lifetime, that the Trustee in its discretion considers advisable. Any undistributed income shall be added to principal. The Trustee shall allocate all capital gains and/or losses to income.

                  B. Trustee Power of Appointment. The Trustee may at any time, during the Grantor's lifetime, distribute all or any part of the trust principal to, or in trust for the benefit of the Grantor and HEINEMAN MEDICAL RESEARCH CENTER, of Charlotte, North Carolina, upon such estates or conditions, in such manner, and at such time or times as the Trustee shall direct and appoint in writing specifically referring to and exercising this power; provided, however, that this power shall not be exercisable to any extent for the benefit of the Trustee, the Trustee's estate, the Trustee's creditors or the creditors of the Trustee's estate.

                  In exercising its discretion, the Trustee shall give first consideration to the Grantor and then to HEINEMAN MEDICAL RESEARCH CENTER.

                  ARTICLE II.: PARTIAL AND FULL TERMINATION OF TRUST. Upon the first to occur of the following events, the Trustee shall distribute each particular asset received by the Trustee (or the traceable proceeds of such asset) as hereinafter provided:

                  A. Upon the day occurring four (4) months after the actual date of receipt by the Trustee of each particular asset, the Trustee shall distribute such asset (or the traceable proceeds of such asset), if not previously effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Grantor.

                  B. Upon the death of the Grantor, the Trustee shall distribute any and all undistributed income and principal of this trust not effectively appointed pursuant to section B of Article I, to the then acting Trustee of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended to the date of the Grantor's death, to be added to the principal of such trust, or, if such trust is not then in existence, to the Personal Representative of the Grantor's estate, to be disposed of as part of the Grantor's estate.

                  C. Notwithstanding the foregoing provisions of this Article, the Trustee shall retain the assets initially listed on Schedule A attached hereto until the date of the Grantor's death.

                  ARTICLE III.: APPOINTMENT OF TRUSTEES. If JAMES DAVIS TOMLINSON ceases to act as Trustee, WORTH EVAN TOMLINSON, JR., currently of North Wilkesboro, North Carolina, is appointed as Trustee, to act together with any other then acting Trustee.

                  Any individual Trustee shall be considered removed at such time as such Trustee is unable to manage the Trustee's affairs.

                  For purposes of this Agreement, an individual Trustee shall be considered to be unable to manage the Trustee's affairs if such individual is under a legal disability or by reason of mental illness or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to the inability shall be made in writing by a physician who has examined such individual, and the Trustee may rely upon such written determination.

                  Any individual Trustee may at any time appoint such Trustee's successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for such Trustee's successor.

                  Notwithstanding any provisions in this Agreement to the contrary, no individual who is a resident of the State of Florida, and no corporation doing business in, or qualified to do business in, the State of Florida may serve as Trustee of this Trust.

                  Any individual Trustee who is or becomes a resident of the State of Florida, or any corporate Trustee which does business in the State of Florida or becomes qualified to do business in the State of Florida, shall cease to act as a Trustee at such time.

                  If at any time there is no Trustee and the foregoing provisions of this Agreement do not effectively provide for a successor Trustee, the Grantor may appoint one or more successor Trustees.

                  The Grantor may not serve as Trustee.

                  Any fiduciary is authorized to resign at any time without court approval.

                  The resignation, appointment, or revocation of appointment may be made by the person authorized to take such action by delivery of an acknowledged instrument to the Trustee then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust.

                  Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred.

                  Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any legally incapacitated person holding such power.

                  ARTICLE IV.: ADMINISTRATIVE AND TAX PROVISIONS.

                  A. Irrevocable Trust. This Agreement and any trust created hereunder shall be irrevocable and shall not be subject to alteration or amendment in any respect.

                  B. Additions to Trust. Any person may add property to the trust estate by lifetime gift or by transfer taking effect at death, provided such property is acceptable to the Trustee.

                  C. Situs of Trust Property. No Trustee shall invest in real property having a situs in the State of Florida.

                  D. Requirement of Survival. No beneficiary shall be considered to have survived the event terminating any trust and be entitled to any trust funds on that event unless such beneficiary survives for at least ninety (90) days after that event.

                  E. Distributions to Minors. If the Trustee is authorized or required to distribute trust funds to a beneficiary who is then a minor, and the Trustee does not believe that an immediate distribution is in the beneficiary's best interests, it may instead distribute such property to any adult caring for the beneficiary or to the beneficiary's Guardian or Custodian under a Uniform Gifts to Minors Act or Uniform Transfers to Minors Act. In the alternative, the Trustee may hold and invest such property as a separate fund for such beneficiary, and accumulate income or pay or apply any part of the fund to or for the beneficiary's benefit from time to time, as it considers advisable. Any accumulated income shall be added to principal annually. When the beneficiary becomes an adult, the Trustee shall distribute the fund to the beneficiary. If the beneficiary dies before becoming an adult, the Trustee shall distribute the fund to the beneficiary's legal representative.

                  F. Permissible Use of Trust Funds. Upon the death of the Grantor, the Trustee may in its discretion purchase property from the Grantor's estate, make loans to the Grantor's estate, and guarantee the obligations of the Grantor's estate and pledge trust property as security therefor upon whatever terms and in whatever manner and with whatever security the Trustee considers advisable. This provision shall not give either the Grantor or the Grantor's estate any right or authority over trust property.

                  G. Governing Law. The validity, construction and administration of this Agreement and any trust hereunder shall be governed by the laws of Florida.

                  H. Consideration of Other Income of Beneficiaries. In exercising discretion to distribute trust funds to any beneficiary, the Trustee may (but shall not be required to) take into consideration any other income reasonably available to such beneficiary.

                  I. Informal Accountings. The Trustee may provide to the Grantor, or, after the Grantor's death, to each legally competent eligible income beneficiary and presumptive remainderman (or the parent or Guardian of the estate of any such minor or incompetent person), statements of trust transactions at such time and in such form as it considers advisable. If all such persons give written approval of the statement, it shall be final, binding and conclusive on all persons interested in the trust.

                  J. Investment Counsel. The Trustee may employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of the Trustee. The Trustee may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent the Trustee follows the advice of such counsel the Trustee shall not be liable for any action taken, except in the case of willful misconduct.

                  Notwithstanding the foregoing provisions of this section J, no investment counsel which is a resident of the State of Florida, doing business in the State of Florida, or qualified to do business in the State of Florida, shall have the discretionary authority to make decisions relating to the retention, sale, purchase, investment or reinvestment of securities or other property.

                  K. Trustee Relieved From Liability. No individual Trustee shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by the Trustee or by any agent or attorney employed by the Trustee, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

                  L. Successor Trustee. No Trustee has a duty to examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

                  M. Delegation. Any Trustee may delegate to the other Trustees the right to exercise any power (discretionary, administrative or otherwise), and may revoke the delegation at any time, by delivery of an acknowledged instrument to such other Trustees.

                  N. Powers of Appointment. Any power of appointment created under this Agreement may be exercised only by an express reference to the power which includes the name of the Grantor. A person exercising a power of appointment may appoint trust funds outright or in trust. The choice of terms, Trustees and jurisdiction of any trust shall be entirely within the discretion of the person having the power of appointment, except to the extent otherwise expressly provided in this Agreement. No power of appointment shall be exercisable by a beneficiary over any property or its proceeds added to a trust by means of a disclaimer by such beneficiary.

                  O. Management Powers of Trustee. Without limitation of the powers conferred upon it by law but subject to the foregoing terms of this Agreement, the Trustee is authorized:

                  (1) To retain, acquire, or sell any property (including any discretionary common trust fund of any corporate fiduciary acting under this Agreement, covered and uncovered stock options, and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options; (3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee;
(7) to compromise and settle claims (including those relating to taxes) without court order; (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans; (9) to extend, renew or renegotiate the Grantor's loans or guarantees; (10) to employ attorneys, accountants, investment counsel, custodians and brokers to assist in the administration of trust property; (11) to vote and give proxies to vote shares of stock; (12) to make joint investments in property, real or personal;
(13) to divide any trust into separate trusts; and (14) if there is more than one trust established under this Agreement, to administer such trusts as a single fund.

                  ARTICLE V.: IDENTIFICATION OF TRUST. This Trust Agreement may be referred to as the "Nan Davis Van Every Intangible Tax Trust dated 12/9/97."

                  IN WITNESS WHEREOF, NAN DAVIS VAN EVERY, the Grantor, has hereunto set the Grantor's hand and seal as of the 9th day of December, 1997.



                                             /s/  Nan Davis Van Every
                                             -----------------------------------
                                             NAN DAVIS VAN EVERY
                                             Grantor

                  SIGNED, SEALED, PUBLISHED and DECLARED by NAN DAVIS VAN EVERY, the Grantor, as and for the Nan Davis Van Every Intangible Tax Trust dated 12/9/97, in the presence of us and each of us, who, at the Grantor's request, in the Grantor's presence and in the presence of each other, have hereunto subscribed our names as witnesses on the day and in the year first above written.



/s/  Peggy Harrington              of       329 Kimmswick Road, Charlotte, NC
-----------------------                     ------------------------------------
Signature of Witness #1                     Address of Witness #1


/s/  Robert S. Carles              of       2929 Shaker Dr., Charlotte, NC
-----------------------                     ------------------------------------
Signature of Witness #2                     Address of Witness #2


STATE OF NORTH CAROLINA    )
                           )  ss:
COUNTY OF MECKLENBURG      )

                  The foregoing instrument was acknowledged before me this 9th day of December, 1997, by NAN DAVIS VAN EVERY, who is personally known to me or who has produced a driver's license as identification.


                                             /s/  Beth B. Tatum
                                             -----------------------------------
                                             Notary Public
My Commission Expires:  10-9-98


                  IN WITNESS WHEREOF, JAMES DAVIS TOMLINSON, the Trustee, has hereunto set the Trustee's hand and seal as of the 11th day of December, 1997.



                                             /s/  James D. Tomlinson
                                             -----------------------------------
                                             JAMES DAVIS TOMLINSON
                                             Trustee

STATE OF NORTH CAROLINA    )
                           )  ss:
COUNTY OF WAKE             )

                  The foregoing instrument was acknowledged before me this 11th day of December, 1997, by JAMES DAVIS TOMLINSON, who is personally known to me or who has produced a driver's license as identification.



                                                 /s/  [illegible]
                                                 -------------------------------
                                                 Notary Public
My Commission Expires: 9-9-2008

                                   SCHEDULE A


FIVE DOLLARS...........................................................$5.00